The following table reconciles net income/(loss), the most directly comparable GAAP measure, to Adjusted EBITDA for the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2020 and 2021.

	Year Ended December 31,		Six Months Ended June 30,	
	2019	**2020**	**2020**	**2021**
		(dollars in thousands)		
Net (loss) income	$(46,682)	$(52,293)	$(40,847)	$ 4,025
Income tax (benefit) expense	(11,803)	(11,562)	(5,009)	4,552
Interest expense, net	39,316	32,947	17,293	15,173
Depreciation & amortization	93,802	91,199	45,578	40,848
Stock-based compensation	1,503	3,464	1,186	1,654
Transaction expenses[1]	2,617	3,029	1,084	7,258
Restructuring[2]	4,526	8,838	6,010	3,609
Technology transformation[3]	9,763	10,920	5,467	6,001
Settlements impacting comparability[4]	12,065	2,922	140	—
Loss/gain on interest swap[5]	7,324	9,452	9,654	87
Other[6]	6,553	2,329	2,020	1,172
Adjusted EBITDA	$118,984	$101,245	$ 42,576	$83,120
Adjusted EBITDA Margin	23.9%	22.3%	20.5%	27.8%

(1) Consists of transaction expenses related to mergers and acquisitions, associated earn-outs, and investor management fees ("management fees" in connection with the Fourth Amended and Restated Management Services Agreement), and costs related to preparation of this offering. For the year ended December 31, 2019, costs include $2.1 million in investor management fees and $0.5 million in M&A transaction costs. For the year ended December 31, 2020, costs include $2.0 million in investor management fees and $1.0 million in M&A transaction costs. For the six months ended June 30, 2020, costs include $1.0 million in investor management fees, and approximately $0.1 million in M&A transaction costs. For the six months ended June 30, 2021, approximately $5.4 million was incurred in connection with this offering, approximately $0.8 million in M&A transaction costs and $0.5 million was related to investor management fees.

(2) Consists of restructuring-related costs including executive recruiting and severance charges, and lease termination costs and disposal of fixed assets related to our real estate consolidation efforts. During 2019 and 2020, we executed an extensive restructuring program, significantly strengthening our management team and creating a client facing industry-specific Vertical organization. This program was completed by the end of 2020 and the final costs related to this program have been incurred through the first quarter of 2021. Beginning in 2020, we began executing a virtual-first strategy, closing offices and reducing office space globally. We expect this real estate consolidation effort to be completed by the end of 2021. For the year ended December 31, 2019, these costs included approximately $4.5 million of restructuring-related executive recruiting and severance charges. For the year ended December 31, 2020, costs include

approximately $6.7 million of restructuring-related executive recruiting and severance charges, $2.1 million of lease termination costs and write-offs on disposal of fixed assets related to our real estate consolidation program. For the six months ended June 30, 2020, these costs include approximately $5.3 million of restructuring-related executive recruiting and severance charges, including the elimination of the vice-chairman position, and approximately $0.7 million of expenses related to our real estate consolidation program. For the six months ended June 30, 2021, approximately $3.1 million related to our real estate consolidation program, comprised primarily of the write-off on disposal of fixed assets for our exited facility in Bellevue, Washington.

(3)   Includes costs related to technology and product modernization efforts. The significant majority of these are related to the last two phases of Project Ignite, with the remainder related to an investment made to modernize internal functional systems in preparation for our public company infrastructure. For the year ended December 31, 2019, investments related to Project Ignite were $7.7 million, and for the year ended December 31, 2020, they were $9.0 million. Additional investment made to modernize internal functional systems was $2.1 million in 2019 and $1.9 million in 2020. For the six months ended June 30, 2020, we made investments of $4.2 million related to Project Ignite, and approximately $1.2 million to modernize internal functional systems. For the six months ended June 30, 2021, we made an investment of $6.0 million in Project Ignite.

(4)   Consists of non-recurring settlements impacting comparability. For the year ended December 31, 2019, the primary components were a settlement with the CFPB of approximately $8.5 million and discrete incremental charges related to the settlement of $1.7 million and a settlement related to sales tax of $1.8 million. For the year ended December 31, 2020, costs included are $2.3 million in a settlement related to sales tax.

(5)   Consists of loss (gain) on interest rate swaps. See " — Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk" for additional information on interest rate swaps.

(6)   Consists of costs related to the COVID-19 pandemic, (gain) loss on foreign currency transactions, impairment of capitalized software and other costs outside of the ordinary course of business. For the year ended December 31, 2019, the primary components were $3.2 million in non-cash impairment loss related to abandonment of capitalized software costs no longer in use and $2.8 million related to duplicate fulfillment charges. For the year ended December 31, 2020, the largest components were $2.7 million in costs related to the COVID-19 pandemic, as we were temporarily unable to right-size our fulfillment organization due to a mandate by the Maharashtra state government, partially offset by a $0.7 million credit related to the 2019 cost of duplicate fulfillment charges. For the six months ended June 30, 2020, costs include $2.3 million related to the COVID-19 pandemic, as we were temporarily unable to right-size our fulfillment organization due to a mandate by the Maharashtra state government, $0.3 million in losses in foreign currency transactions, partially offset by a $0.7 million credit related to the 2019 cost of duplicate fulfillment charges. For the six months ended June 30, 2021, costs included a $1.1 million loss on foreign currency transactions.

The following table presents the calculation of Net (Loss) Income Margin and Adjusted EBITDA Margin for the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2020 and 2021.

	Year Ended December 31,		Six Months Ended June 30,	
	2019	2020	2020	2021
	(dollars in thousands)			
Net (loss) income	$ (46,682)	$ (52,293)	$ (40,847)	$ 4,025
Adjusted EBITDA	118,984	101,245	42,576	83,120
Revenues	497,116	454,053	207,948	298,698
Net (Loss) Income Margin	(9.4)%	(11.5)%	(19.6)%	1.3%
Adjusted EBITDA Margin	23.9%	22.3%	20.5%	27.8%

Annex B

Product and Technology expense

    Approximately half of the expenses in Product and technology consists of non-capitalizable costs to develop and maintain our production systems and approximately half of the costs relate to maintaining our corporate information technology infrastructure.

    Production system costs consist of non-capitalizable personnel costs including contractor costs incurred in connection with the development and maintenance of our technology platform to facilitate the launch of new screening products, improvements to the technology that supports our existing screening products or to increase the functionality of our platform and enhance the ease of use for our cloud applications. Certain personnel costs related to new products and features are capitalized and amortization of these capitalized costs is included in the depreciation and amortization cost line item.

    Corporate information technology expenses consist of personnel costs supporting internal operations such as helpdesk support for employees, desktop support for employees and the maintenance of our information security and business continuity functions. Also included are third-party costs including cloud computing costs that support our internal systems, software licensing and maintenance, telecommunications and other technology infrastructure costs.